SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

ANNUAL GENERAL SHAREHOLDERS’ MEETING OF ECOPETROL S.A.

Shareholders are hereby reminded that the Annual General Shareholders’ Meeting will take place on Thursday, March 25, 2010, starting at 9 a.m., at the International Center of Business and Exhibitions (Centro Internacional de Negocios y Exposiciones, Corferias), located on Carrera 37 No. 24 – 67, Bogota, Colombia.

Résumés of candidates for the Board of Directors and for the External Auditor are available on Ecopetrol Web site.

The shareholders must bring their identity document to the Shareholders´ Meeting. Shareholders that may not attend the Shareholders´ Meeting may be represented through a proxy, granted in writing, which meets the requirements established in Colombian Commercial Law. Shareholders may download from the Web site the various proxy models that may be used depending on the case.

Except for the cases of legal representation, managers and employees of Ecopetrol S.A. shall not represent shares other than their own while in exercise of their positions, or substitute the proxies conferred upon them. Neither shall they be able to vote on the year-end financial statements.

In all events, shareholders representation shall strictly comply with the rules established under articles 2.3.1.1 and 2.3.1.2 of the Resolution 1200 of 1995, as supplemented by article 1 of Resolution 116 of 2002, regarding illegal, unauthorized and unsafe practices of the issuers of securities.

JAVIER G. GUTIERREZ PEMBERTHY
Chief Executive Officer

PRESS RELEASE

RECOMMENDATIONS

• Have your identity document at hand and if you are representing other shares, the respective proxy.
• In order to avoid the crowd and possible congestions, the doors of Corferias and the registration spots will be opened from 7 a.m. onwards.
•   Entry of accompanying persons will be allowed only for physically handicapped Shareholders, elder adults and under aged.
• A kit will be provided to each attending Shareholder.

For further information contact:

Shareholders’ Call Office
Calle 81 No. 19A-18, Edificio Country, Piso 2

Phone: Bogota: 307 70 75; rest of the country: 01 8000 113434

E-mail: accionistas@ecopetrol.com.co

www.ecopetrol.com.co
Energy for the future

Bogotá, March 19, 2010

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Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

PRESS RELEASE

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

    ECP – DIR – R - 001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 19, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer